UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934



                               Greyhound Lines, Inc.
                                 (Name of Issuer)

                                   Common Stock
                          (Title of Class of Securities)

                                     398048108
                                  (CUSIP Number)

                                 John N. Alexander
                              Chief Operating Officer
                           Connor, Clark & Company Ltd.
                           Scotia Plaza, 40 King Street
                                Suite 5110, Box 125
                             Toronto, Ontario M5H 3Y2
                                  (416) 360-0006
        (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications)

                                   July 26, 1994
              (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

    Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

    CUSIP No. 398048108

                                   SCHEDULE 13 D

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Connor Clark & Company Ltd.


    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /X/
                                                      (b) / /

    3    SEC USE ONLY


    4    SOURCE OF FUNDS*
         OO,WC


    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                         / /


    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Ontario, Canada


    NUMBER OF SHARES         7  SOLE VOTING POWER
    BENEFICIALLY OWNED            25,000
    BY EACH REPORTING        8  SHARED VOTING POWER
    PERSON WITH                   2,170,700
                             9  SOLE DISPOSITIVE POWER
                                  25,000
                             10 SHARED DISPOSITIVE POWER
                                  2,657,400


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,682,400


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   / /


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.31%


    14   TYPE OF REPORTING PERSON*
         IA


                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    CUSIP No. 398048108

                                   SCHEDULE 13 D

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Tuckahoe Associates Limited Partnership


    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/
                                                           (b) / /

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
         WC


    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                       / /


    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Ontario, Canada


    NUMBER OF SHARES         7  SOLE VOTING POWER
    BENEFICIALLY OWNED            89,400
    BY EACH REPORTING        8  SHARED VOTING POWER
    PERSON WITH                       0
                             9  SOLE DISPOSITIVE POWER
                                      0
                             10 SHARED DISPOSITIVE POWER
                                     89,000


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         89,400


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   / /

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .61%


    14   TYPE OF REPORTING PERSON*
         PN

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    CUSIP No. 398048108

                                   SCHEDULE 13 D

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Tuckahoe Alliance Limited Partnership


    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/
                                                           (b) / /


    3    SEC USE ONLY


    4    SOURCE OF FUNDS*
         WC


    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                       / /


    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Ontario, Canada

    NUMBER OF SHARES         7  SOLE VOTING POWER
    BENEFICIALLY OWNED            59,300
    BY EACH REPORTING        8  SHARED VOTING POWER
    PERSON WITH                      0
                             9  SOLE DISPOSITIVE POWER
                                     0
                             10 SHARED DISPOSITIVE POWER
                                     59,300


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         59,300


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   / /


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .40%

    14   TYPE OF REPORTING PERSON*
         PN

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    CUSIP No. 398048108

                                   SCHEDULE 13 D


    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Merchant Private Trust Company


    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/
                                                           (b) / /


    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
         WC

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                        /  /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Ontario, Canada


    NUMBER OF SHARES         7  SOLE VOTING POWER
    BENEFICIALLY OWNED            13,200
    BY EACH REPORTING        8  SHARED VOTING POWER
    PERSON WITH                       0
                             9  SOLE DISPOSITIVE POWER
                                     0
                             10 SHARED DISPOSITIVE POWER
                                     13,200

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         13,200


    12   CHECK BOX IF THE  AGGREGATE AMOUNT IN ROW (11)  EXCLUDES CERTAIN
         SHARES*     /  /


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .09%


    14   TYPE OF REPORTING PERSON*
         CO

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    CUSIP No. 398048108

                                   SCHEDULE 13 D


    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Tuckahoe Global Limited Partnership


    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/
                                                           (b) / /


    3    SEC USE ONLY



    4    SOURCE OF FUNDS*
         WC


    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                        / /


    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Ontario, Canada


    NUMBER OF SHARES         7  SOLE VOTING POWER
    BENEFICIALLY OWNED             8,700
    BY EACH REPORTING        8  SHARED VOTING POWER
    PERSON WITH                       0
                             9  SOLE DISPOSITIVE POWER
                                     0
                             10 SHARED DISPOSITIVE POWER
                                   8,700


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,700


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*  /  /


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .06%


    14   TYPE OF REPORTING PERSON*
         PN

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    CUSIP No. 398048108

                                   SCHEDULE 13 D

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Tuckahoe Maritime Limited Partnership

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/
                                                           (b) / /


    3    SEC USE ONLY


    4    SOURCE OF FUNDS*
         WC


    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                       / /


    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Ontario, Canada

    NUMBER OF SHARES         7  SOLE VOTING POWER
    BENEFICIALLY OWNED            74,200
    BY EACH REPORTING        8  SHARED VOTING POWER
    PERSON WITH                       0
                             9  SOLE DISPOSITIVE POWER
                                     0
                             10 SHARED DISPOSITIVE POWER
                                   74,200


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         74,200
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   / /

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .51%


    14   TYPE OF REPORTING PERSON*
    PN

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    CUSIP No. 398048108

                                   SCHEDULE 13 D


    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Tuckahoe World Limited Partnership


    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  / /
                                                           (b)  / /


    3    SEC USE ONLY


    4    SOURCE OF FUNDS*
         WC


    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                       / /


    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Ontario, Canada



    NUMBER OF SHARES         7  SOLE VOTING POWER
    BENEFICIALLY OWNED            14,600
    BY EACH REPORTING        8  SHARED VOTING POWER
    PERSON WITH                       0
                             9  SOLE DISPOSITIVE POWER
                                      0
                             10 SHARED DISPOSITIVE POWER
                                  14,600


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,600

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   / /


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .10%


    14   TYPE OF REPORTING PERSON*
         PN

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    CUSIP No. 398048108

                                   SCHEDULE 13 D


    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Merchant Private Limited


    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X /
                                                           (b) / /

    3    SEC USE ONLY


    4    SOURCE OF FUNDS*
         WC

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                        / /


    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Ontario, Canada

    NUMBER OF SHARES    7  SOLE VOTING POWER   See Item 5.
    BENEFICIALLY OWNED        25,300 - Direct
    BY EACH REPORTING        259,400 - Indirect
    PERSON WITH              284,700 - Total
                        8    SHARED VOTING POWER
                                  0
                        9    SOLE DISPOSITIVE POWER
                                  0
                        10   SHARED DISPOSITIVE POWER    See Item 5.
                               25,300 - Direct
                              259,400 - Indirect
                              284,700 - Total


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         284,700   See Item 5.


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*  / /


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.94%


    14   TYPE OF REPORTING PERSON*
         CO


                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    CUSIP No. 398048108

                                   SCHEDULE 13 D

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         John C. Clark

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/
                                                           (b) / /


    3    SEC USE ONLY


    4    SOURCE OF FUNDS*
         WC


    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                       / /


    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Ontario, Canada


    NUMBER OF SHARES         7  SOLE VOTING POWER   See Item 5.
    BENEFICIALLY OWNED              25,300 - Direct
    BY EACH REPORTING             259,400 - Indirect
    PERSON WITH                   284,700 - Total
                             8  SHARED VOTING POWER
                                       0
                             9  SOLE DISPOSITIVE POWER
                                       0

                             10  SHARED DISPOSITIVE POWER    See Item 5.
                                    25,300 - Direct
                                   259,400 - Indirect
                                   284,700 - Total


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         284,700   See Item 5.


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   / /


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.94%

    14   TYPE OF REPORTING PERSON*
         IN

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    CUSIP No. 398048108

                                   SCHEDULE 13 D

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Technifund Inc.


    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/
                                                           (b) / /


    3    SEC USE ONLY


    4    SOURCE OF FUNDS*
         WC

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                      / /


    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Ontario, Canada


    NUMBER OF SHARES         7  SOLE VOTING POWER
    BENEFICIALLY OWNED            202,000
    BY EACH REPORTING        8  SHARED VOTING POWER
    PERSON WITH                      0
                             9  SOLE DISPOSITIVE POWER
                                     0
                             10 SHARED DISPOSITIVE POWER
                                  202,000

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         202,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*  / /

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.38%


    14   TYPE OF REPORTING PERSON*
         CO

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    CUSIP No. 398048108

                                   SCHEDULE 13 D

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Herbert Abramson


    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/
                                                           (b) / /


    3    SEC USE ONLY


    4    SOURCE OF FUNDS*
         WC


    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                       / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Ontario, Canada


    NUMBER OF SHARES         7  SOLE VOTING POWER  See Item 5.
    BENEFICIALLY OWNED            202,000 - Indirect
    BY EACH REPORTING        8  SHARED VOTING POWER
    PERSON WITH                       0
                             9  SOLE DISPOSITIVE POWER
                                      0
                             10 SHARED DISPOSITIVE POWER
                                  202,000 - Indirect


    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,000 - Indirect


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   / /


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.38%

    14   TYPE OF REPORTING PERSON*
         IN

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13 D


    Item 1.   Security and Issuer.

         This Statement relates to shares of Common Stock (the "Shares") of Greyhound Lines, Inc. (the "Issuer"), whose principal executive offices are located at 15110 N. Dallas Parkway, Suite 600, Dallas, Texas 75248.

    Item 2.   Identity and Background.

              (a)-(c) and (f). This Statement is filed by Connor, Clark & Company Ltd., an Ontario, Canada corporation ("Connor Clark"), Tuckahoe Associates Limited Partnership, an Ontario, Canada limited partnership, ("Tuckahoe Associates"), Tuckahoe Alliance Limited Partnership, an Ontario, Canada limited partnership, ("Tuckahoe Alliance"), Merchant Private Trust Company, an Ontario, Canada corporation, ("Merchant Trust"), Tuckahoe Global Limited Partnership, an Ontario, Canada limited partnership, ("Tuckahoe Global"), Tuckahoe Maritime Limited Partnership, an Ontario, Canada limited partnership, ("Tuckahoe Maritime"), Tuckahoe World Limited Partnership, an Ontario, Canada limited partnership, ("Tuckahoe World"), Merchant Private Ltd., an Ontario, Canada corporation ("Merchant Private"), John C. Clark, Technifund Inc., an Ontario, Canada corporation ("Technifund"), and Herbert Abramson, which persons may be deemed to constitute a "group" pursuant to Rule 13d-5 under the Securities Exchange Act of 1934. Each of the foregoing persons are hereinafter referred to as a "Reporting Person" and, collectively, as the "Reporting Group."

              Connor, Clark has its principal business address at Scotia Plaza, 40 King Street, Suite 5110, Box 125, Toronto, Ontario M5H 3Y2. Connor, Clark, an investment advisor registered under the Investment Advisors Act of 1940, is engaged in the business of providing discretionary investment management services, and in connection therewith holds securities (including the Shares) in securities accounts on behalf of many clients (the "Clients"), which include, among others, individual private investors, pension funds, foundations and investment partnerships and corporations. Connor, Clark is a closely held corporation whose voting stock is owned by 54 employees of the firm and two affiliates of certain employees.

              Tuckahoe Associates, Tuckahoe Alliance, Tuckahoe Global, Tuckahoe Maritime and Tuckahoe World (collectively, the "Tuckahoe Partnerships") and Merchant Trust have their principal business addresses at Scotia Plaza, 40 King Street, Suite 4714, Box 125, Toronto, Ontario M5H 3Y2. The business and purpose of the Tuckahoe Partnerships are to invest directly or indirectly in investment securities. Merchant Trust is a trust company which provides various fiduciary trust services. The general partner of the Tuckahoe Partnerships and the controlling stockholder of Merchant Trust is Merchant Private, which has it principal business address at Scotia Plaza, 40 King Street, Suite 4714, Box 125, Toronto, Ontario M5H 3Y2 . Merchant Private is a publicly traded corporation which is principally engaged directly or indirectly in investing in investment securities. John C. Clark owns a majority of the voting stock of Merchant Private. Technifund, which maintains it address at c/o Herbert Abramson, Scotia Plaza, 40 King Street, Suite 5110, Box 125, Toronto, Ontario M5H 3Y2, is a personal holding company wholly owned by Herbert Abramson.

              Set forth below are the names and present principal occupation employment of each director and executive officer of Connor, Clark and Merchant Private, John C. Clark and Herbert Abramson. Unless otherwise indicated, the current business address of each person is Scotia Plaza, 40 King Street, Suite 5110, Box 125, Toronto, Ontario M5H 3Y2. Unless otherwise indicated, each person listed below is a citizen of Canada.

                                   SCHEDULE 13 D


           Name              Present Principal Occupation or Employment

     Gerald R. Connor            Director and President of Connor,
                                 Clark.

     John C. Clark               Chairman of the Board of Directors of
                                 Connor, Clark.  Chairman of the Board
                                 of Directors and Chief Executive
                                 Officer of Merchant Private.

     Herbert Abramson            Director and Vice President of
                                 Connor, Clark.

     David G. Dorion             Director and Vice President of
                                 Connor, Clark.

     John N. Alexander           Director and Chief Operating Officer
                                 of Connor, Clark.

     Gerald P. Reid              Director and Vice President of
                                 Connor, Clark.

     Robin A. Randall            Director, Vice President and
                                 Marketing Manager of Connor, Clark.

     Bryan Rakusin               Director and Vice President of
                                 Connor, Clark.

     Donald H. Carlisle          Director and Vice President of
                                 Connor, Clark.

     K. James Harrison           Director and Vice President of
                                 Connor, Clark. Director of Merchant
                                 Private.

     J. Cameron MacDonald        Director, Vice President and Sales
                                 Manager of Connor, Clark.

     Geoffrey K. McCord          Chief Financial Officer of Connor,
                                 Clark.

     J. Murray Armitage          Director of Merchant Private.
                                 President of Bedford Capital
                                 Corporation.  Mr. Armitage's business
                                 address is 40 King St. W., Scotia
                                 Plaza, Suite 4712,
                                 Toronto, Ontario M5H 3Y2.

     Robert W. Blakely           Director of Merchant Private.
                                 President
                                 Likrilyn Investments Limited.  Mr.
                                 Blakely's business address is 100
                                 King Street West 1 First Canadian
                                 Place,
                                 Suite 710, Box 196, Toronto, Ontario,
                                 M5X 1A6.

                                 Director, President, Chief Financial
     Mark Damelin                Officer and Chief Operating Officer
                                 of Merchant Private.  Mr. Damelin's
                                 business address is 40 King St. W.,
                                 Scotia Plaza, Suite 4714, Toronto,
                                 Ontario M5H 3Y2.

     Robert P. Dexter            Director of Merchant Private.
                                 Partner, Stewart McKelvey Stirling
                                 Scales.  Mr. Dexter's business
                                 address is P.O. Box 997, 8th Floor,
                                 1959 Upper Water Street, Halifax,
                                 Nova Scotia B3J 2X2.

     William R. Ferguson         Director of Merchant Private.
                                 President of Eric T. Webster
                                 Foundation.  Mr. Ferguson's business
                                 address is 1 Holiday Road, Suite 340,
                                 West Tower Pointe Claire, Quebec H9R
                                 5N3.

     Walter Morris               Director of Merchant Private.
                                 President of Berenson Inc.  Mr.
                                 Morris' business address is 5255
                                 Steeles Avenue West, Weston, Ontario
                                 M9L 2W2.

     E. Duff Scott               Director of Merchant Private.
                                 President of Multibanc Financial
                                 Corp.  Mr. Scott's business address
                                 is
                                 70 University Avenue, Suite 400,
                                 Toronto, Ontario
                                 M5J 2M4.

     Michael D. Smith            Director of Merchant Private.
                                 President of Metaris Inc.  Mr.
                                 Smith's business address is 1170
                                 Sheppard Avenue West, Unit #25,
                                 Downsview, Ontario M3K 2A3.

                                 Director of Merchant Private.
     Donald R. Sobey             Chairman of the Board of Directors of
                                 Empire Company Limited.  Mr. Sobey's
                                 business address is 115 King Street,
                                 Stellarton, Nova Scotia B0K 1S0.

                                 Director of Merchant Private.
     Richard S. Sutin            Partner, Meighen Demers.  Mr. Sutin's
                                 business address is Merrill Lynch
                                 Canada Tower, 200 King Street West,
                                 Suite 1100,
                                 Box 11, Toronto, Ontario M5H 3T4.
                                 Director of Merchant Private.

     Daniel C. Wyler             Managing Director of Granaria Beheer
                                 B.V.  Mr. Wyler's business address is
                                 P.O. Box 1226, 3000 BE Rotterdam, The
                                 Netherlands.  Mr. Wyler is a citizen
                                 of The Netherlands.

     Peter Chan                  Controller of Merchant Private.  Mr.
                                 Chan's business address is 40 King
                                 St. W., Scotia Plaza, Suite 4714,
                                 Toronto, Ontario M5H 3Y2.

              The directors and executive officers of Connor, Clark and Merchant Private are hereinafter referred to, collectively, as the "Covered Persons."

              (d) and (e). Neither any of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has during the last five years
    (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

    Item 3.   Source and Amount of Funds or Other Consideration.

              The Reporting Group used in the aggregate approximately $30,452,620 to purchase their Shares. Connor, Clark used approximately $23,776,294 of funds obtained from the accounts of certain of its Clients (excluding the Tuckahoe Partnerships, Merchant Trust, Merchant Private and Technifund) to purchase the Shares for such Clients and approximately $51,234 of available working capital to purchase the Shares owned directly by the firm. Tuckahoe Associates, Tuckahoe Alliance, Merchant Trust, Tuckahoe Global, Tuckahoe Maritime, Tuckahoe World, Merchant Private and Technifund used approximately $1,092,736, $1,377,539, $165,000, $106,897, $907,095, $179,064, $166,727 and $2,298,558 of
    available working capital to purchase the Shares owned directly by the firms.

    Item 4.   Purpose of Transaction.

              This Statement is being filed pursuant to of Rule 13d-1(b)(3) under the Securities Exchange Act of 1934, as amended (the "Act"), as a result of a change of intentions with respect to the Reporting Group's investment in the Shares. Connor, Clark had previously reported beneficial ownership of the Shares on Schedule 13G under the Act which schedule reported beneficial ownership of the Shares which included the Shares held in the securities accounts of the Tuckahoe Partnerships, Merchant Trust, Merchant Private and Technifund.

              The Reporting Group currently intends to seek a change in the current management of the Issuer (including a change in the Issuer's Chief Executive Officer) and representation (in the form of as many as three board seats) on the Issuer's board of directors. The Reporting Group further intends, at the current time, to effect the foregoing through discussions with members of the Issuer's current board of directors, including the Chairman.

              Except as specified above, the members of the Reporting Group hold the Shares reported herein for investment purposes. Depending on market conditions and other factors that each Reporting Person may deem material to its investment decision, such Reporting Person may purchase additional Shares in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the Shares it now owns or hereafter may acquire on the open market or in private transactions.

              Except as specified in this Item 4, the Reporting Group has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act.

    Item 5.   Interest in Securities of the Issuer.

              (a) and (b). The aggregate percentage of Shares reported owned by the Reporting Group is based upon 14,652,524 Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q, for the fiscal quarter ending March 31, 1994. As of the close of business on July 26, 1994, the Reporting Group owned in the aggregate 2,682,400 Shares, constituting approximately 18.31% of the Shares outstanding.

              Connor, Clark beneficially owns 2,682,400 Shares, has the sole power to vote 25,000 Shares, the sole power to dispose of 25,000 Shares, shares the power to vote 2,170,700 Shares and shares the power to dispose of 2,657,400 Shares which represent, respectively, 18.31%, .17%, .17%, 14.81%, and 18.14% of the outstanding Shares.

              Tuckahoe Associates beneficially owns 89,400 Shares, has the sole power to vote 89,400 Shares, the sole power to dispose of 0 Shares, shares the power to vote 0 Shares and shares the power to dispose of 89,400 Shares which represent, respectively, .61%, .61%, 0%, 0% and .61% of the outstanding Shares.

              Tuckahoe Alliance beneficially owns 59,300 Shares, has the sole power to vote 59,300 Shares, the sole power to dispose of 0 Shares, shares the power to vote 0 Shares and shares the power to dispose of 59,300 Shares which represent, respectively, .40%, .40%, 0%, 0% and .40% of the outstanding Shares.

              Merchant Trust beneficially owns 13,200 Shares, has the sole power to vote 13,200 Shares, the sole power to dispose of 0 Shares, shares the power to vote 0 Shares and shares the power to dispose of 13,200 Shares which represent, respectively, .09%, 09%, 0%, 0% and .09% of the outstanding Shares.

              Tuckahoe Global beneficially owns 8,700 Shares, has the sole power to vote 8,700 Shares, the sole power to dispose of 0 Shares, shares the power to vote 0 Shares and shares the power to dispose of 8,700 Shares which represent, respectively, .06%, .06%, 0%, 0% and .06% of the outstanding Shares.

              Tuckahoe Maritime beneficially owns 74,200 Shares, has the sole power to vote 74,200 Shares, the sole power to dispose of 0 Shares, shares the power to vote 0 Shares and shares the power to dispose of 74,200 Shares which represent, respectively, .51%, .51,%, 0%, 0% and .51% of the outstanding Shares.

              Tuckahoe World beneficially owns 14,600 Shares, has the sole power to vote 14,600 Shares, the sole power to dispose of 0 Shares, shares the power to vote 0 Shares and shares the power to dispose of 14,600 Shares which represent, respectively, .10%, .10%, 0%, 0% and .10% of the outstanding Shares.

              Technifund beneficially owns 202,000 Shares, has the sole power to vote 202,000 Shares, the sole power to dispose of 0 Shares, shares the power to vote 0 Shares and shares the power to dispose of 202,000 Shares which represent, respectively, 1.38%, 1.38%, 0%, 0% and 1.38% of the outstanding Shares.

              Merchant Private and John C. Clark are deemed to have beneficial ownership of the Shares owned by the Tuckahoe Partnerships and Merchant Trust. Herbert Abramsom is deemed to have beneficial ownership of the Shares owned by Technifund. The power to vote or dispose of Shares possessed by Merchant Private and John C. Clark on one hand, and Herbert Abramson on the other hand, as a result of the foregoing deemed beneficial ownership is indirectly derived, respectively, from such power possessed directly by the Tuckahoe Partnerships and Merchant Trust on one hand, and Technifund on the other hand. Merchant Private also directly beneficially owns 25,300 Shares, has the sole power to vote 25,300 Shares, the sole power to dispose of 0 Shares, shares the power to vote 0 Shares and shares the power to dispose of 25,300 Shares which, when added to the 259,400 Shares indirectly beneficially owned, represent, respectively, 1.94%, 1.94%, 0%, 0% and 1.94% of the outstanding Shares.

              Neither the Reporting Group nor any Covered Person directly or indirectly owns or otherwise has sole or shared power to vote or dispose of any Shares other than the Shares described above.


              (c). On July 26, 1994, Connor, Clark purchased on the Chicago Board Options Exchange 250 standardized call options whose 25,000 underlying Shares represent .17% of the outstanding Shares. The purchase price of the options was $51,234 (net of brokerage commissions). Connor, Clark effected the transaction through a brokerage firm.


              (d). Connor, Clark does not have any economic or pecuniary interest in the securities held on behalf of its Clients. The Clients are the actual owners of the securities (including the Shares) held in their respective accounts; and they have the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, such securities (including the Shares). No Client has an interest in dividends or sale proceeds that relates to 5% or more of the Shares.

              (e).  Not Applicable.

    Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

              Not applicable

    Item 7.   Material to be Filed as Exhibits.

              1. Joint Filing Agreement and Power of Attorney, dated August 5, 1994.

                                     SIGNATURE

              After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

    Dated: August 5, 1994

                            CONNOR CLARK & COMPANY LTD.

                            By:  /s/ John N. Alexander
                                 Name:  John N. Alexander
                                 Title:  Chief Operating Officer


                            TUCKAHOE ASSOCIATES LIMITED PARTNERSHIP

                            By:  Merchant Private Limited,
                                 its general partner

                              By:   /s/ John C. Clark
                                    Name:  John C. Clark
                                    Title:  Chief Executive Officer


                            TUCKAHOE ALLIANCE LIMITED PARTNERSHIP

                            By:  Merchant Private Limited,
                                 its general partner

                              By:   /s/ John C. Clark
                                    Name:  John C. Clark
                                    Title:  Chief Executive Officer


                            MERCHANT PRIVATE TRUST COMPANY

                            By:  /s/ Jonh C. Clark
                                 Name:  John C. Clark
                                 Title: Chief Executive Officer


                            TUCKAHOE GLOBAL LIMITED PARTNERSHIP

                            By:  Merchant Private Limited,
                                 its general partner

                              By:   /s/ John C. Clark
                                    Name:  John C. Clark
                                    Title:  Chief Executive Officer


                            TUCKAHOE MARITIME LIMITED PARTNERSHIP

                            By:  Merchant Private Limited,
                                 its general partner

                                 By:  /s/ John C. Clark
                                      Name:  John C. Clark
                                      Title:  Chief Executive Officer


                            TUCKAHOE WORLD LIMITED PARTNERSHIP

                            By:  Merchant Private Limited,
                                 its general partner

                              By:   /s/ John C. Clark
                                    Name:  John C. Clark
                                    Title:  Chief Executive Officer


                            MERCHANT PRIVATE LIMITED

                            By:  /s/ John C. Clark
                                 Name:  John C. Clark
                                 Title:  Chief Executive Officer


                            JOHN C. CLARK

                            /s/ John C. Clark


                            TECHNIFUND INC.

                            By:  /s/ Herbert Abramson
                                 Name:  Herbert Abramson
                                 Title: President


                            HERBERT ABRAMSON

                            /s/ Herbert Abramson

                                   EXHIBIT INDEX


    Exhibit No.        Description                           Page No.


    1. Joint Filing Agreement and Power of Attorney, dated August 5, 1994.

                                       EXHIBIT 1

                   JOINT FILING AGREEMENT AND POWER OF ATTORNEY


              1. Joint Filing. Each of the undersigned persons does hereby agree to jointly file with the Securities and Exchange Commission a
    Schedule 13D on behalf of each of them with respect to their beneficial ownership of shares of Common Stock of Greyhound Lines, Inc.

              2. Power of Attorney. Know all persons by these presents that each person whose signature appears below constitutes and appoints John N. Alexander and Gerald R. Connor, and each of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to the
    Schedule 13D filed on behalf of each of them with respect to their beneficial ownership of Greyhound Lines, Inc., and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or such person or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Dated:  August 5, 1994


                             CONNOR CLARK & COMPANY LTD.

                             By:  /s/ John N. Alexander
                                  Name:  John N. Alexander
                                  Title:  Chief Operating Officer


                             TUCKAHOE ASSOCIATES LIMITED PARTNERSHIP

                             By:  Merchant Private Limited,
                                  its general partner

                                  By:  /s/ John C. Clark
                                       Name:  John C. Clark
                                       Title:  Chief Executive Officer


                             TUCKAHOE ALLIANCE LIMITED PARTNERSHIP

                             By:  Merchant Private Limited,
                                  its general partner

                                  By:  /s/ John C. Clark
                                       Name:  John C. Clark
                                       Title:  Chief Executive Officer


                             MERCHANT PRIVATE TRUST COMPANY

                             By:  /s/ John C. Clark
                                  Name:  John C. Clark
                                  Title: Chief Executive Officer


                             TUCKAHOE GLOBAL LIMITED PARTNERSHIP

                             By:  Merchant Private Limited,
                                  its general partner

                                  By:  /s/ John C. Clark
                                       Name:  John C. Clark
                                       Title:  Chief Executive Officer


                             TUCKAHOE MARITIME LIMITED PARTNERSHIP

                             By:  Merchant Private Limited,
                                  its general partner

                                  By:  /s/ John C. Clark
                                       Name:  John C. Clark
                                       Title:  Chief Executive Officer


                             TUCKAHOE WORLD LIMITED PARTNERSHIP

                             By:  Merchant Private Limited,
                                  its general partner

                                  By:  /s/ John C. Clark
                                       Name:  John C. Clark
                                       Title:  Chief Executive Officer


                             MERCHANT PRIVATE LIMITED

                             By:  /s/ John C. Clark
                                  Name:  John C. Clark
                                  Title:  Chief Executive Officer


                             JOHN C. CLARK

                             /s/ John C. Clark


                             TECHNIFUND INC.

                             By:  /s/ Herbert Abramson
                                  Name:  Herbert Abramson
                                  Title: President


                             HERBERT ABRAMSON

                             /s/ Herbert Abramson